October 10, 2006

Ms. Cecilia D. Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: International Business Machines Corporation
File No. 1-2360

Dear Ms. Blye:

On October 5, 2006, Mr. Lopez from your office presented a follow-up question via phone requesting additional data regarding our September 13, 2006 letter.  Specifically, Mr. Lopez requested that we specify whether any of the transactions with Syrian entities, as identified in our September letter, occurred after sanctions against Syria were imposed on May 14, 2004.  We have reviewed the dates associated with those transactions and the authorizing licenses from the U.S. government.  We are confirming that $130,000 of the $230,000 total transaction with Syrian Arab Airlines occurred after May 2004  pursuant to a US export license approved by the US Department of Commerce on September 25, 2004.

The company has assessed the materiality of the operations and transactions described in our responses and those discussed with your office, under the guidance in Staff Accounting Bulletin - Topic 1:M. Materiality, and continues to believe that the disclosures contained in its Form 10-K are appropriate.  If you have any additional questions or require more information, please contact me or Rich Carroll, IBM Chief Accountant, New Orchard Road, Armonk, New York 10504, (914) 499-5260.

Sincerely,

/s/ Timothy S. Shaughnessy
Timothy S. Shaughnessy
Vice President and Controller